Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

June 4, 2021

VIA EDGAR AND FEDERAL EXPRESS

Jane Park

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SOAR Technology Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 17, 2021
File No. 333-253273

Dear Ms. Park:

On behalf of SOAR Technology Acquisition Corp., a Cayman Islands exempted company (the “Company”), we hereby submit in electronic form the accompanying Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with exhibits, marked to indicate changes from Amendment No. 2 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on May 17, 2021.

Amendment No. 3 reflects changes made in response to a comment received in a letter from the Staff of the Commission (the “Staff”), dated May 27, 2021, and certain other updates. Set forth below is the Company’s response to the Staff’s comment.

For your convenience, we have set forth below the Staff’s comment followed by the Company’s response thereto. References in the response to page numbers are to Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-1

Capitalization, page 93

1.

Please provide a note to explain the increase in the accumulated deficit to $429.1 million on an “as adjusted” basis, which appears to reflect recognition of deferred offering costs allocated to the warrants liability upon completion of the planned offering, as discussed on page F-12.

Response: The Company has added a footnote to the capitalization table in response to the Staff’s comment. We note that the accumulated deficit on an “as adjusted” basis is $429,125. Please see page 93 of Amendment No. 3.

Jane Park

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

June 4, 2021

*                     *                     *

If you have any questions regarding Amendment No. 3 or the response contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3434.

Sincerely,

Christopher J. Cummings

cc:	Franklin Wyman

Kate Tillan

Ada D. Sarmento

Securities and Exchange Commission.

Joe Poulin

Vicky Bathija

Mark J. Coleman

SOAR Technology Acquisition Corp.

Joel L. Rubinstein

Elliott M. Smith

White & Case LLP

Steve Centa

Paul, Weiss, Rifkind, Wharton & Garrison LLP